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DENVER, CO - MAY 13, 1998
#98-009
7:30 AM MST

           CONSOLIDATED NEVADA GOLDFIELDS CORPORATION ANNOUNCES
                  RESULTS OF SPECIAL SHAREHOLDER MEETING

Consolidated Nevada Goldfields Corporation (CNGC) announces that it filed the articles of amendment yesterday to consolidate its common shares on a ten for one basis and to change its name to "Real del Monte Mining Corporation." The share consolidation and name change were approved by the shareholders of CNGC yesterday at a Special Meeting of Shareholders.

Mike Kolin, Real del Monte Mining Corporation (RDM) Chief Operating Officer, states that "The name change reflects a new beginning for the company and the renewed focus on high-quality Mexican silver assets."

With respect to the share consolidation, each shareholder will receive one consolidated common share for each ten common shares held at the close of business on May 11, 1998. CNGC will not issue fractional shares, but any fractional entitlements of holders will be rounded down to the next whole number.

Shareholders will receive letters of transmittal allowing them to instruct Real del Monte Mining Corporation (formerly Consolidated Nevada Goldfields Corporation) with respect to the issuance of certificates representing the consolidated shares. It is expected that the common shares will commence trading on a consolidated basis on or about May 14, 1998 on both the Toronto Stock Exchange under the symbol RMM and on The Nasdaq Stock Market under the symbol RDMMF.

Statements in this release which are not historical data are forward looking and involve a number of risks and uncertainties, including but not limited to the price of commodities, currencies, production, construction, and permitting or regulatory delays, reserve estimation of tonnage, grade and metallurgical recoveries, exploration success and reserve growth, litigation, capital costs, and other risks that are detailed in the Company's SEC filings.

CONTACT:    Real del Monte Mining Corporation, Denver, Colorado
            (formerly Consolidated Nevada Goldfields Corporation)
            Phone (303) 296-3200    Fax (303) 296-9130
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                               FORM 6-K

                    SECURITIES EXCHANGE COMMISSION
                       Washington, D.C. 20549

                       REPORT OF FOREIGN ISSUER
               Pursuant to the Rule 13a-16 or 15d-16 of
                  the Securities Exchange Act of 1934

                    COMMISSION FILE NUMBER 0-15577
                      FOR THE MONTH OF May 1998

              CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
           ------------------------------------------------
            (Translation of registrant's name into English)

                      1801 Broadway, Suite 1620
                      -------------------------
                       Denver, Colorado 80202
                       ----------------------
                 (Address of Principal Executive Office)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F   X              Form 40-F
                   -----                      -----

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                        No   X
             -----                     -----

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-____.

ENCLOSED IS PRESS RELEASE #98-009 FOR CONSOLIDATED NEVADA GOLDFIELDS
CORPORATION.

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                      ------------------------------------------
                      (Registrant)

Date:   May 13, 1998  /s/ K.M. Kolin
        -----------   ------------------------------------------
                      By: K.M. Kolin, Vice President and Chief Operating Officer